Exhibit 3.14

Series Gallery Drop 016, a Series of Otis Gallery LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Otis Gallery LLC, as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	Series Gallery Drop 016, a Series of Otis Gallery LLC (“Series Gallery Drop 016”).
Effective Date of Establishment	March 18, 2020.
Managing Member

Otis Wealth, Inc. was appointed as the Managing Member of the Series Gallery Drop 016 with effect from the date of the Operating Agreement and shall continue to act as the Managing Member of Series Gallery Drop 016 until dissolution of Series Gallery Drop 016 pursuant to Section 11.01(b) or its removal and replacement pursuant to Section 4.03 or ARTICLE X.

Initial Member	Otis Wealth, Inc.
Series Gallery Drop 016 Asset

The Series Gallery Drop 016 Asset shall be a collection of Nike and Adidas Yeezy sneakers acquired by Series Gallery Drop 016 as at the date of this Series Designation and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Gallery Drop 016 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	Otis Wealth, Inc.
Asset Management Fee

Pursuant to the Asset Management Agreement, the Asset Manager is entitled to a Sourcing Fee as compensation for sourcing the Series Gallery Drop 016 Asset that is equal to 3.05% of the gross proceeds of the Initial Offering, which the Asset Manager may waive in its sole discretion.

Issuance	Subject to Section 6.03(a), the maximum number of Series Gallery Drop 016 Interests the Company can issue is 1,000.
Number of Series Gallery Drop 016 Interests held by the Managing Member

On the date hereof, Series Gallery Drop 016 hereby grants to the Managing Member a single Series Gallery Drop 016 Interest, which Interest shall be considered issued and outstanding as of the date hereof but may not be recorded in the books of the Company until the closing of the Initial Offering of Series Gallery Drop 016 Interests in connection with the subscription for and purchase by the Managing Member of at least 2.00% of the Series Gallery Drop 016 Interests being issued pursuant to such Initial Offering (the “Purchase”). Consideration for such initial issuance shall be paid in connection with, and at the time of, the Purchase.

Broker	North Capital Private Securities Corporation.
Brokerage Fee

1% of the purchase price of the Series Gallery Drop 016 Interests sold in the Initial Offering of the Series Gallery Drop 016 Interests (excluding the Series Gallery Drop 016 Interests acquired by the Managing Member).

Other Rights

Holders of Series Gallery Drop 016 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Gallery Drop 016 Interests.

Officers

There shall initially be no specific officers associated with Series Gallery Drop 016, although the Managing Member may appoint officers of Series Gallery Drop 016 from time to time, in its sole discretion.

Minimum Interests	One (1) Interest per Member.